Exhibit 99.1

For Investors:
Keith Helming
Chief Financial Officer
+31 20 655 9670
khelming@aercap.com

Peter Wortel
Investor Relations
+31 20 655 9658
pwortel@aercap.com

For Media:
Frauke Oberdieck
PRESS RELEASE	Corporate Communications
+31 20 655 9616
FOR IMMEDIATE RELEASE	foberdieck@aercap.com

AerCap Holdings N.V. Reports Fourth Quarter and Full Year 2007 Financial Results

Amsterdam, Netherlands; February 27, 2008 - AerCap Holdings N.V. (the “Company” or “AerCap”) (NYSE: AER) today announced the results of its operations for the fourth quarter ended December 31, 2007.

Fourth Quarter 2007 Highlights

•                  Fourth quarter 2007 net income was $45.1 million, compared with a net loss of $8.0 million for the same period in 2006.  Fourth quarter 2007 net income excluding non-cash charges relating to the mark-to-market of interest rate caps and share-based compensation was $57.0 million, an increase of 11% vs. fourth quarter 2006 of $51.2 million on the same basis.

•                  Fourth quarter 2007 basic and diluted earnings per share were $0.53.  Fourth quarter 2007 basic and diluted earnings per share excluding non-cash charges relating to the mark-to-market of interest rate caps and share-based compensation were $0.67.

•                  Total revenue for the fourth quarter 2007 was $284.6 million, an increase of 34% vs. fourth quarter 2006.

•                  Basic lease rents for the fourth quarter 2007 were $125.9 million, an increase of 16% vs. fourth quarter 2006.

•                  Sales revenue for the fourth quarter 2007 was $138.0 million, an increase of 113% vs. fourth quarter 2006, and was generated from the sale of eight aircraft, three engines and the sale of parts inventory.

•                  Total assets were $4.4 billion at December 31, 2007, an increase of 12% over total assets of $3.9 billion at December 31, 2006.

•                  Aviation assets purchased and delivered in 2007 were $787.6 million.  In addition to these completed purchases, at December 31, 2007 AerCap had signed agreements for the purchase of seven used aircraft and letters of intent for the purchase of five used aircraft.

Full Year 2007 Financial Highlights

•                  Full year 2007 net income was $188.5 million, compared with $109.0 million for the same period in 2006. Full year 2007 net income excluding non-cash charges relating to the mark-to-market of interest rate caps and share-based compensation was $210.6 million, an increase of 23% vs. full year 2006 of $171.3 million.  The full year 2007 net income includes a $24.0 million charge, net of tax, related to the refinancing of securitized bonds in the second quarter.

•                  Full year 2007 basic and diluted earnings per share were $2.22.  Full year 2007 basic and diluted earnings per share excluding non-cash charges relating to the mark-to-market of interest rate caps and share-based compensation were $2.48.

•                  Total revenue for the full year 2007 was $1,176.5 million, an increase of 44% vs. full year 2006.

•                  Basic lease rents for the full year 2007 were $494.2 million, an increase of 26% vs. full year 2006.

•                  Sales revenue for the full year 2007 was $558.3 million, an increase of 85% vs. full year 2006.

Significant Items Previously Disclosed

•                  AerCap closed three financing transactions during the fourth quarter 2007, increasing committed funding by $440 million.  In addition, AerCap successfully extended the term of its existing $1 billion warehouse facility with UBS and a syndicate of financial institutions from May 2013 to May 2014.

•                  A corporate tax restructuring was completed during the fourth quarter 2007.  This structure reduced the overall effective tax rate to 11.8% for AerCap in the full year 2007.  The effective tax rate for the next several years is expected to be comparable or slightly lower to the full year 2007 tax rate.

Klaus Heinemann, CEO of AerCap, commented, “We are delighted to present outstanding results for 2007.  We continue to deliver on our growth program, having increased the value of our portfolio significantly in 2007, and we remain very well positioned to compete for more assets to add to our high quality and well diversified portfolio.  In addition, we have been able to optimize our portfolio throughout 2007 through the sale of older, less fuel-efficient aircraft.  There are no signs that the robust demand for modern and more fuel efficient aircraft is slowing, as evidenced by our ability to place all new aircraft coming up for delivery by Airbus in 2008 and 2009 under either letters of intent or signed lease agreements.  We are currently marketing 2010 and 2011 delivery positions and see no weakening of demand for this period either.”

AerCap’s CFO, Keith Helming, added, “We had further strong revenue growth for both fourth quarter and full year 2007.  Notwithstanding the recent volatility in global capital markets, we are well positioned with substantial liquidity and committed debt facilities to pursue our growth strategy and to respond to investment opportunities as they arise.  Our ability to provide a stable platform for future growth with over $2 billion of committed funding at attractive rates demonstrates the confidence the financing community has in AerCap’s strong business model.”

Summary of Financial Results

AerCap recorded fourth quarter 2007 net income of $45.1 million or $0.53 per basic and diluted share.  Included in the fourth quarter 2007 net income amount were non-cash charges related to the mark-to-market of interest rate caps and share-based compensation of $11.9 million or $0.14 per basic and diluted share, net of tax.  The after-tax charge relating to the mark-to-market of our interest rate caps was $9.4 million and the after-tax charge from share-based compensation was $2.5 million.

Detailed Financial Data

($ in Millions)

Operating results

	Three months ended			Twelve months ended
	December 31,			December 31,
			% increase/			% increase/
	2007	2006	(decrease)	2007	2006	(decrease)
Revenue	$284.6	$211.6	34%	$1,176.5	$814.4	44%
Net income (loss)	45.1	(8.0)	N/A	188.5	109.0	73%

Revenue breakdown

	Three months ended			Twelve months ended
	December 31,			December 31,
			% increase/			% increase/
	2007	2006	(decrease)	2007	2006	(decrease)
Lease revenue:
Basic rents	$125.9	$108.4	16%	$494.2	$390.9	26%
Maintenance rents	8.5	5.4	57%	40.2	16.3	147%
End-of-lease compensation	2.8	19.0	-85%	19.8	36.7	-46%
Lease revenue	$137.2	$132.8	3%	$554.2	$443.9	25%
Sales revenue	138.0	64.7	113%	558.3	301.4	85%
Management fees and interest income	9.2	11.8	-22%	44.1	48.8	-10%
Other revenue	0.2	2.3	-91%	19.9	20.3	-2%

Total revenue	$284.6	$211.6	34%	$1,176.5	$814.4	44%

As indicated in the table above, lease revenue increased by 3% between the fourth quarter 2007 and the fourth quarter 2006 and 25% between the two twelve-month periods.  The growth in the Company’s leased assets and the continued strength of lease rates is reflected in our revenue through the significant increase in basic rents.

Effective tax rate

AerCap’s effective tax rate during the full year 2007 was 11.8%, consisting of 9.8% for AerCap’s aircraft business and 35.4% for AerCap’s engine and parts business.

Financial position

			% Increase
			over
	December	December	December
	31, 2007	31, 2006	31, 2006
Flight equipment held for lease	$3,050.2	$2,966.8	3%
Total assets	4,393.7	3,918.0	12%
Total liabilities	3,413.1	3,135.1	9%
Total equity	950.4	751.0	27%

As of December 31, 2007, AerCap’s portfolio consisted of 316 aircraft and 69 engines that were either owned, on order, under contract or letter of intent, or managed.

Notes Regarding Financial Information Presented In This Press Release

The financial information presented in this press release is not audited.

The following is a definition of a non-GAAP measure used in this press release and a reconciliation of such measure to the most closely related GAAP measure:

Net income excluding non-cash charges relating to the mark-to-market of our interest rate caps and share-based compensation.  This measure is determined by adding non-cash charges related to the mark-to-market losses on our interest rate caps and share-based compensation during the applicable period, net of related tax benefits, to GAAP net income.  AerCap believes this measure provides investors with a more meaningful view on AerCap’s operational performance and allows investors to better understand its operational performance in relation to past and future reporting periods.  AerCap uses interest rate caps to allow the Company to benefit from decreasing interest rates and protect against the negative impact of rising interest rates on its floating rate debt.  Management determines the appropriate level of caps in any period with reference to the mix of floating and fixed cash inflows from the Company’s lease and other contracts.  AerCap does not apply hedge accounting to its interest rate caps.  As a result, AerCap is required to recognize the change in fair value of the interest rate caps in AerCap’s income statement during each period.  Following is a reconciliation of net income excluding non-cash charges relating to the mark-to-market of interest rate caps and share-based compensation to net income for the three and twelve month periods ended December 31, 2007 and 2006:

		Three months ended		Twelve months ended
		December 31,		December 31,
($s in Millions)		2007	2006	2007		2006
Net income		$45.1	$(8.0)	$188.5	*	$109.0
Plus:	Non-cash charges relating to the mark-to-market of interest rate caps, net of tax	9.4	0.5	12.6		(6.8)
	Non-cash charges related to share-based compensation, net of tax	2.5	58.7	9.5		69.1
Net income excluding non-cash charges related to the mark-to market of interest rate caps and share-based compensation		$57.0	$51.2	$210.6	*	$171.3

* - Includes a charge to interest expense from refinancing of securitized bonds of $24.0 million, net of tax.

Earnings per share excluding non-cash charges related to the mark-to-market of interest rate caps and share-based compensation are determined by dividing the amount of net income excluding such charges by the average number of shares outstanding for that period.  The average number of shares is based on a daily average.

Conference Call and New York Group Lunch Presentation

In connection with the earnings release, management will host two events today, Wednesday, February 27, 2008.  There will be a conference call and webcast for investors and analysts at 9:30 a.m. EST. The call can be accessed live by dialing (U.S. investors) 800-772-1085 or (International investors) +1-706-634-5464 and referencing code 34282378 at least 5 minutes before start time, or by visiting AerCap’s website at http://www.aercap.com under ‘Investor Relations’.

The presentation slides for the conference call will be posted to AerCap’s website in advance of the call.

A replay of the call will be available beginning at 10:30 a.m. EST on February 27, 2008 and continuing through Wednesday, March 12, 2008. To access the recording, call 800-642-1687 (U.S. investors) or +1-706-645-9291 (International investors) and enter passcode 34282378. The webcast replay will be archived in the “Investor Relations” section of the company’s website for one year.

In addition, a New York Group Lunch Presentation for investors and analysts will be hosted by senior management today, Wednesday, February 27, 2008, at 12:30 p.m. (EST) at The St. Regis Hotel.  Doors will open at 12:00 p.m.

To participate in either event, please register at: www.sharedvalue.net/aercap/q407results

For further information, contact Peter Wortel: +31 20 655 9658 (pwortel@aercap.com) or, Mark Walter (Shared Value): +44 (0)20 7321 5039 (aercap@sharedvalue.net).

About AerCap Holdings N.V.

AerCap is an integrated global aviation company with a leading market position in aircraft and engine leasing, trading and parts sales. AerCap also provides aircraft management services and performs aircraft and engine maintenance, repair and overhaul services and aircraft disassemblies through its certified repair stations. AerCap is headquartered in The Netherlands and has offices in Ireland, the United States, China and the United Kingdom.

Forward Looking Statements

Certain items in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not necessarily limited to, statements relating to future operations.  Words such as “expect(s)” and similar expressions are intended to identify such forward-looking statements.  These statements are based on management’s current expectations and beliefs and are subject to a number of factors that could lead to actual results materially different from those described in the forward-looking statements.  AerCap’s expectations may not be attained.  There are important factors that could cause actual results, level of activity, performance or achievements to differ from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements.  In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this press release may not occur.  Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and AerCap does not assume any responsibility for the accuracy or completeness of any of these forward-looking statements.  Such forward-looking statements speak only as of the date of this press release.  AerCap expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with regard thereto or change in events, conditions or circumstances on which any statement is based.

For more information regarding AerCap and to be added to our email distribution list, please visit http://www.aercap.com.

Financial Statements Follow

AerCap Holdings N.V.

Consolidated Balance Sheets - Unaudited

(In thousands of U.S. Dollars)

		December 31, 2006
	December 31, 2007	(adjusted)*
Assets
Cash and cash equivalents	$241,736	$131,201
Restricted cash	95,072	112,277
Trade receivables, net of provisions	35,591	25,058
Flight equipment held for operating leases, net	3,050,160	2,966,779
Flight equipment held for sale	136,135	—
Notes receivables, net of provisions	184,820	167,451
Prepayments on flight equipment	247,839	166,630
Investments	11,678	18,000
Goodwill	6,776	6,776
Intangibles, net	41,855	34,229
Inventory	90,726	82,811
Derivative assets	21,763	17,871
Deferred income taxes	85,253	96,521
Other assets	144,823	92,432
Total Assets	$4,394,227	$3,918,036

Liabilities and Shareholders’ Equity

Accounts payable	$16,376	$6,958
Accrued expenses and other liabilities	81,379	92,466
Accrued maintenance liability	255,535	259,739
Lessee deposit liability	83,628	77,686
Debt	2,892,744	2,555,139
Accrual for onerous contracts	46,411	111,333
Deferred revenue	33,574	28,391
Deferred income taxes	3,425	3,383
Total liabilities	3,413,072	3,135,095

Minority interest	30,782	31,937

Share capital	699	699
Additional paid-in capital	602,469	591,553
Retained earnings	347,205	158,752
Total shareholders’ equity	950,373	751,004

Total Liabilities and Shareholders’ Equity	$4,394,227	$3,918,036

* - Adjusted for our adoption of FSP No. AUG AIR-1 “Accounting for Planned Major Maintenance Activities” on January 1, 2007.

AerCap Holdings N.V.

Consolidated Income Statements - Unaudited

(In thousands of U.S. Dollars, except share and per share data)

	Three months ended December 31,		Twelve months ended December 31,
	2007	2006 (Adjusted*)	2007	2006 (Adjusted*) (A)

Revenues
Lease revenue	$137,157	$132,794	$554,226	$443,925
Sales revenue	137,973	64,740	558,263	301,405
Interest revenue	6,020	8,025	29,742	34,681
Management fee revenue	3,206	3,742	14,343	14,072
Other revenue	203	2,322	19,947	20,336
Total Revenues	284,559	211,623	1,176,521	814,419

Expenses
Depreciation	34,815	30,040	141,113	102,387
Cost of goods sold	104,458	37,013	432,143	220,277
Interest on debt	57,656	54,787	234,770	166,219
Operating lease in costs	4,664	6,307	20,176	25,232
Leasing expenses	4,595	9,882	18,825	21,477
Provision for doubtful notes and accounts receivable	390	661	745	(186)
Selling, general and administrative expenses	34,167	82,793	116,328	149,364
Total Expenses	240,745	221,483	964,100	684,770

Income from continuing operations before income taxes and minority interest	43,814	(9,860)	212,421	129,649

Provision for income taxes	(152)	1,957	(25,123)	(21,246)

Net income before minority interest	43,662	(7,903)	187,298	108,403

Minority interest, net of taxes	1,453	(142)	1,155	588

Net Income	$45,115	$(8,045)	$188,453	$108,991

Basic and diluted earnings per share	0.53	(0.10)	2.22	1.38

Weighted average shares outstanding - basic and diluted	85,036,957	81,193,479	85,036,957	78,982,162

* - Adjusted for our adoption of FSP No. AUG AIR-1 “Accounting for Planned Major Maintenance Activities” on January 1, 2007.

(A) - Includes the results of operations of AeroTurbine from the date of our acquisition - April 26, 2006.

AerCap Holdings N.V.

Consolidated Statements of Cash Flows- Unaudited

(In thousands of U.S. Dollars)

	Three months ended December 31,		Twelve months ended December 31,
	2007	2006 (Adjusted*)	2007	2006 (Adjusted*)

Net income (loss)	45,115	(8,045)	188,453	108,991
Adjustments to reconcile net income (loss) to net cash provided by operating activities				—
Minority interest	(1,453)	142	(1,155)	(588)
Depreciation	34,797	30,040	141,095	102,387
Amortisation of debt issuance cost	3,295	5,891	38,156	11,777
Amortisation of intangibles	2,938	1,476	10,800	10,132
Gain on elimination of fair value guarantee	—	—	(10,736)	—
Provision for doubtful notes and accounts receivable	390	(237)	745	(186)
Capitalised interest on pre-delivery payments	(1,361)	(1,141)	(5,968)	(4,888)
Release of provision against debt	—	(4,139)		(4,139)
Gain on disposal of assets	(28,667)	(19,567)	(103,455)	(67,720)
Change in fair value of derivative instruments	(4,231)	(8,979)	(3,892)	(9,166)
Deferred taxes	3,393	(1,955)	13,929	21,011
Share-based compensation	2,899	63,642	10,916	78,635
Changes in assets and liabilities				—
Trade receivables and notes receivable, net	(12,376)	(6,143)	(28,647)	30,299
Inventories	(4,513)	8,617	8,460	(24,216)
Other assets	9,561	(3,636)	(16,041)	(7,990)
Accounts payable and accrued expenses, including accrued maintenance liability, lessee deposits	(3,726)	113,725	(41,904)	98,936
Deferred revenue	3,236	2,396	5,182	5,104
Net cash provided by operating activities	49,297	172,087	205,938	348,379

Purchase of flight equipment	(242,357)	(489,060)	(699,807)	(879,497)
Proceeds from sale/disposal of assets	116,875	34,718	449,313	253,199
Prepayments on flight equipment	(57,440)	(33,762)	(164,074)	(93,708)
Purchase of investments	—	(15,000)		(15,000)
Purchase of subsidiaries, net of cash acquired	—	2,146	—	(143,100)
Purchase of intangibles	(1,633)	(10,636)	(18,427)	(10,636)
Movement in restricted cash	(34,258)	12,788	17,205	45,453
Net cash used in investing activities	(218,813)	(498,806)	(415,790)	(843,289)

Issuance of debt	291,588	367,554	2,395,956	908,077
Repayment of debt	(145,201)	(260,679)	(2,025,298)	(607,721)
Debt issuance costs paid	(7,162)	(7,933)	(49,579)	(32,940)
Issuance of equity interests	—	143,617	—	143,617
Dividends paid to minority interests	—	(225)	—	(225)
Capital contributions from minority interests	—	—	—	32,750
Net cash provided by financing activities	139,225	242,334	321,079	443,558

Net (decrease) increase in cash and cash equivalents	(30,291)	(84,385)	111,227	(51,352)
Effect of exchange rate changes	30	261	(692)	(1,001)
Cash and cash equivalents at beginning of period	271,997	215,325	131,201	183,554
Cash and cash equivalents at end of period	241,736	131,201	241,736	131,201

* - Adjusted for our adoption of FSP No. AUG AIR-1 “Accounting for Planned Major Maintenance Activities” on January 1, 2007.

(A) - Includes the results of operations of AeroTurbine from the date of our acquisition - April 26, 2006.